Golden Bull Limited

707 Zhang Yang Road, Sino Life Tower, F35,

Pudong, Shanghai, China 200120

Tel: + (86) 021-61659027

January 12, 2018

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 4720

Washington, D.C. 20549

Attn: Erin E. Martin, Special Counsel

Re:

Golden Bull Limited

Registration Statement on Form F-1

Filed December 22, 2017

File No. 333-222269

Dear Ms. Martin:

Golden Bull Limited., a Cayman Islands company (the “Company,” “we,” “us” or “our”) hereby transmits its responses to the comment letter received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) on January 4, 2018, regarding the Registration Statement on Form F-1 filed with the Commission on December 22, 2017.

For the Staff’s convenience, we have repeated below the Staff’s comments in bold, and have followed each comment with the Company’s response. Disclosure changes made in response to the Staff’s comments are being made in Amendment No.1 to the Company’s Registration Statement on Form F-1 (the “Amended Registration Statement”), which is confidentially submitted contemporaneously with the submission of this letter. In addition, we are also filing as Exhibit A to this letter the form of opinion of Harney Westwood & Riegels as to the legality of the Company’s ordinary shares for your review.

General

1.

We note your new disclosure beginning on page 93 of your prospectus regarding the recent changes and measures issued by the PRC in 2017 regarding the online P2P lending business. Please revise your prospectus throughout, including the Summary section, to explain in more detail how these recent measures will affect your business and the risks associated with its potential impact and uncertainty. In addition, please clarify whether you intend to make modifications to your business model as a result of the new measures.

We do not expect the recently issued P2P measures to have a substantial impact on our operations nor do we intend to make modification to our business model. In response to the Staff’s comment, we have revised our disclosure throughout the Amended Registration Statement to include a more detailed discussion of these recent measures and potential risks and uncertainties. These disclosure can be found on pages 4, 17, 84 and 97 of the Amended Registration Statement.

Description of Share Capital

Ordinary Shares, page 110

2.

We note your response to comment 5 and that your Exhibit Index suggests your most recent amended and restated memorandum and articles of association are still to be filed. Please disclose whether or not your organizational documents will require you to provide shareholders with a proxy form when sending out notices of general meetings and, if not, whether or not you will follow the “standard practice” of doing so.

Our current memorandum and articles of association do not and proposed amended and restated memorandum and articles of association will not require us to provide shareholders with a proxy form when sending out notices of general meeting. However, we will follow the standard practice and provide a proxy form accompanying any notice of general meeting. We have added the above disclosure on page 115 the Amended Registration Statement.

Underwriting

Underwriter’s Warrant, page 129

3.

We note your revisions in response to comment 6 and the Form of Underwriter’s Warrant now attached as Exhibit 4.1. Please disclose the material terms of these warrants, including that they are transferable after a period of 180 days following the effective date of the registration statement, and clarify the period during which they are exercisable as we note apparently conflicting disclosure here and in footnote (3) to the fee table of your registration statement. Please make corresponding revisions and/or cross-reference from your description of warrants on page 114. Please refer to Item 4(a) of Form F-1 and Item 9.A.7.(a) of Part I of Form 20-F for guidance.

In response to the Staff’s comment, we have revised our disclosure to clarify that the Underwriter’s Warrant is exercisable for three years and six months, beginning 180 days following completion of the offering and to disclose the material terms of the Underwriter’s Warrant. The revised disclosure may be found on pages 117 and 132 of the Amended Registration Statement.

Financial Statements, page F-1

4.

Please revise to provide updated audited financial statements in your next amendment or tell us why you believe updated audited financial statements are not required. Refer to Item 4(a) of Form F-1 and Part I, Item 8.A.4 of Form 20-F.

We have filed with the Amended Registration Statement as Exhibit 99.1 a request for a waiver from the obligations of Item 8.A.4 of Form 20-F, as (i) we are not yet a public reporting company in any jurisdiction and are not required by any jurisdiction outside the United States to prepare consolidated financial statements audited under any generally accepted auditing standards for any interim period, (ii) full compliance with Item 8.A.4 is impractical and involves undue hardship for the Company, (iii) our audited financial statements will not be available until early April 2018 and (iv) we will not seek effectiveness of our registration statement if our audited financial statements are older than 15 months at the time of our initial public offering.

We thank the Staff in advance for its consideration of the Registration Statement.  Should you have any questions regarding the foregoing, please contact David Selengut, Esq. or Ari Edelman of Ellenoff Grossman & Schole LLP at (212) 370-1300.

Sincerely,

/s/ Erxin Zeng

Erxin Zeng

cc:

Ellenoff Grossman & Schole LLP

Kaufman & Canoles, P.C.

Exhibit A

[ ] January 2018

ian.gobin@harneys.com

+1 345 815 2903

049595.0001

Golden Bull Limited

707 Zhang Yang Road, Sino Life Tower, F35

Pudong, Shanghai, 200120

People’s Republic of China

Dear Sirs

Golden Bull Limited (the Company)

We are lawyers qualified to practise in the Cayman Islands and have acted as Cayman Islands legal advisers to the Company in connection with the Company’s registration statement on Form F-1 and accompanying prospectus filed with the Securities and Exchange Commission (the Commission) under the United States Securities Act of 1933, as amended (the Securities Act) (the Registration Statement), relating to the offering by the Company of certain ordinary shares of par value US$0.01 per share (the Shares).

We are furnishing this opinion as Exhibit 5.1 to the Registration Statement.

For the purposes of giving this opinion, we have examined the Corporate Documents (as defined in Schedule 1).  We have not examined any other documents, official or corporate records or external or internal registers and have not undertaken or been instructed to undertake any further enquiry or due diligence in relation to the transaction which is the subject of this opinion.

In giving this opinion we have relied upon the assumptions set out in Schedule 2 which we have not verified.

Based solely upon the foregoing examinations and assumptions and having regard to legal considerations which we deem relevant, and subject to the qualifications set out in Schedule 3, we are of the opinion that under the laws of the Cayman Islands:

A list of partners is available for inspection at our offices. Mauritius legal services provided through association with BLC Chambers. 2590679_2	Anguilla | British Virgin Islands | Cayman Islands Cyprus | Mauritius | London | Hong Kong Montevideo | Singapore | Vancouver www.harneys.com

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Existence and Good Standing.  The Company has been duly incorporated as an exempted company with limited liability and is validly existing and in good standing under the laws of the Cayman Islands.

2

Valid Issuance of Shares.  The Shares to be sold and issued as contemplated by the Registration Statement have been duly authorised and, when issued and paid for in accordance with the Registration Statement, will be validly issued, fully paid and non-assessable.  Furthermore, the Shares to be sold and issued as contemplated by the Representative’s warrant, have been duly authorised and, when issued and paid for in accordance with the Registration Statement, will be validly issued, fully paid and non-assessable.  Shares in the Company are deemed to be issued when the name of the shareholder is entered in the register of members of the Company.

3

Cayman Islands Law.  The statements in the prospectus forming part of the Registration Statement, to the extent that they constitute statements of Cayman Islands law, are accurate in all material respects as at the date of this opinion and such statements constitute our opinion.

This opinion is confined to the matters expressly opined on herein and given on the basis of the laws of the Cayman Islands as they are in force and applied by the Cayman Islands courts at the date of this opinion.  We have made no investigation of, and express no opinion on, the laws of any other jurisdiction.  Except as specifically stated herein, we express no opinion as to matters of fact.

In connection with the above opinion, we hereby consent to the filing of this opinion as an exhibit to the Registration Statement and to the reference made to this firm in the Registration Statement under the headings “Enforceability of Civil Liabilities”, “Taxation” and “Legal Matters” and elsewhere in the prospectus included in the Registration Statement.  In giving such consent, we do not believe that we are “experts” within the meaning of such term used in the Securities Act or the rules and regulations of the Commission issued thereunder with respect to any part of the Registration Statement, including this opinion as an exhibit or otherwise.

This opinion may be used only in connection with the offer and sale of the Shares while the Registration Statement is effective.

Yours faithfully

Harney Westwood & Riegels

A list of partners is available for inspection at our offices. Mauritius legal services provided through association with BLC Chambers. 2590679_2	Anguilla | British Virgin Islands | Cayman Islands Cyprus | Mauritius | London | Hong Kong Montevideo | Singapore | Vancouver www.harneys.com

Schedule 2

Assumptions

1

Authenticity of Documents.  Copy documents or drafts of documents provided to us are true and complete copies of, or in the final forms of, the originals. All original Corporate Documents are authentic, all signatures, initials and seals are genuine, all copies of the Registration Statement are true and correct copies and the Registration Statement conform in every material respect to the latest drafts of the same produced to us and, where the Registration Statement has been provided to us in successive drafts marked-up to indicate changes to such documents, all such changes have been so indicated.

2

Corporate Documents.  All matters required by law to be recorded in the Corporate Documents are so recorded, and all corporate minutes, resolutions, certificates, documents and records which we have reviewed are accurate and complete, and all facts expressed in or implied thereby are accurate and complete as at the date of the passing of the Resolutions.

3

No Steps to Wind-up.  The directors and shareholders of the Company have not taken any steps to appoint a liquidator of the Company and no receiver has been appointed over any of the Company’s property or assets.

4

Resolutions.  The Resolutions remain in full force and effect.

5

Unseen Documents.  Save for the Corporate Documents provided to us there are no resolutions, agreements, documents or arrangements which materially affect, amend or vary the transactions envisaged in the Registration Statement.

A list of partners is available for inspection at our offices. Mauritius legal services provided through association with BLC Chambers. 2590679_2	Anguilla | British Virgin Islands | Cayman Islands Cyprus | Mauritius | London | Hong Kong Montevideo | Singapore | Vancouver www.harneys.com

Schedule 3

Qualifications

1

We express no opinion in relation to provisions making reference to foreign statutes in the Registration Statement.

2

In this opinion the phrase “non-assessable” means, with respect to shares in the Company, that a shareholder shall not, solely by virtue of its status as a shareholder, be liable for additional assessments or calls on the shares by the Company or its creditors (except in exceptional circumstances, such as involving fraud, the establishment of an agency relationship or an illegal or improper purpose or other circumstances in which a court may be prepared to pierce or lift the corporate veil).

3

Except as specifically stated herein, we make no comment with respect to any representations and warranties which may be made by or with respect to the Company in any of the documents or instruments cited in this opinion or otherwise with respect to the commercial terms of the transactions the subject of this opinion.

A list of partners is available for inspection at our offices. Mauritius legal services provided through association with BLC Chambers. 2590679_2	Anguilla | British Virgin Islands | Cayman Islands Cyprus | Mauritius | London | Hong Kong Montevideo | Singapore | Vancouver www.harneys.com

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